EXHIBIT 4.15.2

                                            February 19, 1999

Able Telecom Holding Corp.
1601 Forum Place, Suite 1110
West Palm Beach, Florida 33401
Attn: Billy V. Ray, President

Dear Billy:

         As you are aware, effective February 17, 1999 the undersigned, Cotton Communications, Inc. ("CC"), purchased all outstanding 12% Senior Subordinated Notes (the "Notes") of Able Telcom Holding Corp. ("Able") and 2, 785 of the outstanding shares of Able Series B Preferred Stock. In light of these transactions, Able and CC hereby agree as follows:

1. CC hereby waives all outstanding defaults as of the date of this Letter under the terms of the Series B Preferred Stock and the Registration Rights Agreement related thereto and tinder the Notes and all related documentation.

2. Until March 1, 2000, CC hereby agrees that it will not attempt to exercise any default remedy it may have under the terms of the Series B Preferred Stock or the Registration Rights Agreement and hereby further agrees not to exercise any such default remedy so long as any such agreement is in place between Able and any other holder of Series B Preferred Stock.

3. Able and CC hereby amend the terms of the Notes to extend the maturity date thereunder to March 1, 2000.

4. Able and CC hereby agree that, notwithstanding any provision of Able's Articles of Incorporation as amended to date or of the purchase agreement related to the Series B Preferred Stock, including any provision relating to the conversion of the Series B Preferred Stock upon the occurrence of any event or default or the failure of Able to take any action or to cause any event to occur, the Conversion Price for the Series B Preferred Stock held at any time by CC shall not be less than $8.25 per share.

5. In consideration for the agreements by CC set forth in items 1 through 4 above, Able and CC hereby agree that, to the extent CC is required, pursuant to the Securities Purchase Agreement between CC and Halifax Fund, L.P., The Gleaneagles Fund Company, Palladin Overseas Fund Limited, Colonial Penn Life Insurance Company, Palladin Securities L.L.C. and Palladin Partners I, L.P., to purchase any warrants to purchase common stock of Able (the "Warrants") the conversion price of such Warrants shall automatically upon transfer to CC be reduced to a price per share equal to no more than 85% of the closing price of Able

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         common stock on the date prior to such transfer and, if less, to a price per share equal to such closing price minus $3.00.

         Please indicate your acceptance of the foregoing by signing in the space provided below.

                                                      Sincerely,

                                                     COTTON COMMUNICATIONS, INC.

                                                     By: /s/ TYLER DIXON
                                                         -----------------------
                                                     Name: Tyler Dixon
                                                     Title: President

Accepted and agreed this 19th day of February, 1999 ABLE TELECOM HOLDING CORP.

By: /s/ BILLY V. RAY, JR.
    ------------------------------
Name:  Billy V. Ray, Jr.
Title: President & CEO